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F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER

         Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For         Notice of Annual General Meeting on May 13, 2003

                                                                   AIR CANADA
7373 Côte Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Commission File Number:         0-27096

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):         0-27096         .

C O N T E N T S

1.    Notice of Annual General Meeting on May 13, 2003.

February 19, 2003

Washington Securities and
Exchange Commission
Division of International
Corporate Finance
Room 3057
450 - 5th Street N.W.
Washington, DC
20549 U.S.A.

RE: AIR CANADA	— Common Shares — Class A Non-Voting Common Shares

National Instrument 54-101

Dear Sir,

        Pursuant to the above Policy, Air Canada, the above-mentioned issuer, has set an Annual General Meeting date of May 13, 2003 (the "Annual General Meeting"), with a record date of March 24, 2003.

        Holders of the above issues will be entitled to receive notice of the meeting. Holders of Common Shares will be invited to vote on all items of business on the agenda. Holders of Class A Non-Voting Common Shares will not be entitled to vote since no item of business in respect of which they would be entitled to vote is on the agenda of the Annual Meeting.

        A copy of this notice will be forwarded to the other Canadian Securities Administrators and to the Exchanges concerned.

Yours truly,

(signed)

Johanne Drapeau
Deputy Secretary

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIR CANADA
Registrant:
By:	/s/ Johanne Drapeau
Deputy Secretary
	Dated:	February 19, 2003

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